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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SangStat Medical Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

801003104
(CUSIP Number)

Jose M. de Lasa, 100 Abbott Park Road
Abbott Park, Illinois 60064-6049; Phone 847 937 8905
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 801003104

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Abbott Laboratories IRS Identification No.: 36-0698440

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
Not Applicable

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 220,000

(8)	SHARED VOTING POWER 0

(9)	SOLE DISPOSITIVE POWER 220,000

(10)	SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
220,000

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8% (see Item 5 below)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Page 2 of 4 pages

The following information amends and supplements the original Schedule 13D filed by Abbott Laboratories ("Abbott") on August 16, 1999.

Item 1. Security and Issuer

        This statement relates to shares of the common stock, par value $0.001 per share (the "Common Stock"), of SangStat Medical Corporation, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 6300 Dumbarton Circle, Fremont, California 94555.

Item 5. Interest in Securities of the Issuer

        (a) As of June 18, 2002, Abbott was the beneficial owner of 220,000 shares of Common Stock (the "Shares"), representing approximately 0.8% of the outstanding shares of the Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock shown as being outstanding on the Form 10-Q Quarterly Report filed by the Issuer with the Securities and Exchange Commission ("SEC") for the quarterly period ended March 31, 2002.

        (b) Abbott has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Shares.

        (c) In the past 60 days, Abbott has effected the following open market sales of the Common Stock:

Date	Number of Shares Sold	Average Price Per Share
June 10, 2002	75,000	$20.8500
June 11, 2002	78,996	$20.4117
June 13, 2002	75,000	$19.6700
June 14, 2002	100,000	$19.6645
June 17, 2002	125,000	$20.5532
June 18, 2002	220,000	$20.7500

        (e) Based on Abbott's review of the Issuer's Form 10-Q Quarterly Reports and Form 10-K Annual Reports filed with the SEC, Abbott ceased to be the beneficial owner of more than five percent of the Common Stock no later than March 21, 2000 due to increases in the outstanding shares of the Common Stock.

Page 3 of 4 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Abbott Laboratories
DATED: June 20, 2002	By:	/s/ THOMAS C. FREYMAN Thomas C. Freyman, Senior Vice President, Finance and Chief Financial Officer

Page 4 of 4 Pages

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  Item 1. Security and Issuer
  Item 5. Interest in Securities of the Issuer
  Signature